Exhibit (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 119 to Registration Statement No. 33-73404 on Form N-1A of our report dated May 24, 2016, relating to the financial statements and financial highlights of Money Market Fund and Municipal Money Market Fund, each a series of Northern Funds, appearing in the Annual Report on Form N-CSR of Northern Funds for the year ended March 31, 2016, and to the references to us under the heading “Financial Highlights” in the Prospectus and on page 2 and under the headings “Counsel and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois
October 13, 2016